EXHIBIT 11

                    INDEPENDENCE HOLDING COMPANY
                  Computation of Per Share Earnings
              (In Thousands, Except Per Share Amounts)

                             THREE MONTHS ENDED    NINE MONTHS ENDED
                               SEPTEMBER 30,          SEPTEMBER 30,
                                2000      1999       2000      1999

INCOME:
  Net income................$  3,315  $  2,520   $  9,130  $  7,675

SHARES:
  Weighted average common
   shares outstanding.......   7,898     7,918      7,898     8,018

BASIC INCOME PER SHARE:
 Net income per share.......$    .42  $    .32   $   1.16  $    .96

DILUTED EARNINGS PER SHARE (A)
 USE OF PROCEEDS:
  Assumed exercise of
   options..................$  3,812  $  2,427   $  3,793  $  3,341
  Tax benefit from assumed
   exercise of options......     682       614        507       697
  Repurchase of treasury
   stock at the average
   market price per share of
   $12.26, $10.47, $11.17
   and $11.04, respectively.  (4,494)   (3,041)    (4,300)   (4,038)
  Assumed balance to be
   reinvested...............$      -  $      -   $      -  $      -

SHARES:
 Weighted average shares
  outstanding...............   7,898     7,918      7,898     8,018
 Shares assumed issued
  for options...............     475       404        473       488
 Treasury stock assumed
  purchased.................    (367)     (290)      (385)     (366)

 Adjusted average shares
 outstanding................   8,006     8,032      7,986     8,140

DILUTED INCOME PER SHARE:
 Net income per share.......$    .41 $     .31   $   1.14  $    .94

(A) Warrants were not assumed to be exercised as the effect would have been anti-dilutive.